UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN INC.

(Name of Registrant)

Date of end of last fiscal year: †

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Masaaki Kaji

Development Bank of Japan Inc.

New York Representative Office

1251 Avenue of Americas

Suite 830

New York, New York 10020

Copies to:

Stanley F. Farrar

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

*	The registrant is filling this annual report on a voluntary basis.
†	The registrant was established on October 1, 2008. Its first fiscal period is the six-month period ending March 31, 2009.

On October 1, 2008, Development Bank of Japan Inc. (“DBJ”) succeeded to substantially all of the assets, and assumed all of the obligations of the Development Bank of Japan (the “Predecessor”). The Predecessor was abolished as of October 1, 2008.

The following audited financial statements as of and for the six-month period ended September 30, 2008 were prepared by the Predecessor in accordance with Japanese GAAP. These financial statements were audited by the Predecessor’s independent accountants, Deloitte Touche Tohmatsu.

DBJ hereby amends its Annual Report on Form 18-K as filed on January 20, 2009, by adding the following exhibits:

Exhibit Number	Description

4.	Japanese GAAP financial statements of the Predecessor for the six-month period ended September 30, 2008

5.	Consent of Deloitte Touche Tohmatsu

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, DBJ has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 10th day of February 2009.

DEVELOPMENT BANK OF JAPAN INC.

By	/s/ Takeshi Kusanagi
Takeshi Kusanagi Director, Treasury Department

EXHIBIT INDEX

Exhibit Number	Description

4.	Japanese GAAP financial statements of the Predecessor for the six-month period ended September 30, 2008

5.	Consent of Deloitte Touche Tohmatsu